Focus provides update on Bayovar 12 test work and product marketing

January 18, 2018; Vancouver, Canada:  Focus Ventures Ltd. (TSXV:FCV) is pleased to report on the results of recent beneficiation work completed on its Bayovar 12 phosphate project by Jacobs Engineering Group Inc.  Jacobs conducted bench scale testing on phosphate beds from the Bayovar 12 deposit based on the beneficiation flowsheet developed by Jacobs from previous test work done for Focus.

The test work produced three concentrates which are classified in the high solubility rock range and suitable for use as a direct application fertilizer for organic farmers.  Additionally, the P2O5 grade obtained for each product is suitable for production of phosphoric acid fertilizer with a MER less than 0.1 and with commercially acceptable levels of impurities.

Focus’s President, Gordon Tainton, commented: “We are pleased with the excellent results of the Jacob’s testing program.  The results have enabled the Company to initiate business opportunities in the added-value industrial phosphorus market and Row Crop and Speciality Crop Life Science Nutrient industries which will further develop our growing and diversified potential customer base in Latin America, Europe, North America and Asia.”

Business Development Summary

Focus has signed two Memorandums of Understanding (MOU) with key distributors / traders of phosphate rock for double the total volume of its planned production at Bayovar 12.  The MOUs create the platform for Focus’s 30% P2O5 rock to have market access into South and Central America, the U.S Gulf, Asia (excluding China) and Oceania.  With the planned production volume set out in the Company’s PFS, Bayovar 12 will have the maximum exposure to the phosphoric acid, organic & direct application, SSP/TSP, industrial usage of phosphorus, and added value nutrient sectors.

As a potential primary producer of phosphate rock on the west coast of South America, Focus is well located to compete for market share in India, Argentina, Brazil, Mexico, U.S. Gulf, Malaysia and Indonesia.  Transporting product from our Bayovar export location to these market destinations could position Focus to attain some of the highest price netbacks in the seaborne trade of phosphate rock.

Focus has also begun strategic discussions with potential North American and European industrial users of elemental phosphorus in the framework of a joint venture or potential equity investment to develop a production facility at Bayovar 12.

To complement this, a broader development strategy has been created using crop trials to investigate the potential to work with Life Science Nutrient groups who have developed and produce nutrient management, efficiency technologies, nutritionals and micronutrients for agriculture.

Jacob’s Test Work

The beneficiation test work flowsheet was based on the following steps:

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Drum scrubbing

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De-sliming at 270 mesh

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Attrition scrubbing the +270 mesh

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Sizing the attrition product at 28 mesh

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Attrition scrubbing the +28 mesh followed by desliming at 270 mesh

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Sizing the -28 mesh fraction at 100 mesh followed by desliming the -100 mesh fraction at 270 mesh

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Two wash products are generated: +28 mesh and -28/+100 mesh

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The -100/+270 mesh fraction is the flotation feed

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Reverse flotation for silica removal

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Filtration with fresh water rising step to remove chlorines

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Drying

The main purpose of the test work was to generate a washed product (+100 mesh material) from each composite.  Further representative sampling and tests will be performed when Focus conducts a bankable feasibility study on Bayovar 12.

In addition to generating washed product, the sized material from high grade and low grade composites (-100/+270 mesh) was combined and tested for flotation.

The test work showed that head assay of the high grade composite was 17.4% P2O5 and 29.7% acid insoluble (Al or Silica), and the low grade composite was 13.6% P2O5 and 35.7% acid insoluble.  Detailed results were:

1.

The overall wash product +100 mesh (+28 and 28/100 mesh) produced from high grade composite assayed 30.1% P2O5 and 3.9% Al with 25.6% weight recovered and 44.3% phosphate recovery.  The low grade composite assayed 29.4% P2O5 and 5.6% Al with 15.3% weight recovered and 33.2% phosphate recovery.

2.

The overall flotation product from the combined feed of high and low grade material assayed 30.46% P2O5 and 4.45% Al with 80.0% weight recovered and 94.6% phosphate recovery of the flotation feed.

Qualified Person

David Cass, a Director of Focus, and a member of the Association of Professional Engineers and Geoscientists of British Columbia, is Focus’s Qualified Person in accordance with National Instrument 43-101, and is responsible for ensuring that the technical information contained in this news release is an accurate summary of the original reports and data provided to or developed by Focus.

About Focus

Focus is developing the Bayovar 12 phosphate deposit located 40 km from the coast in the Sechura District of northern Peru.  Bayovar 12 hosts a large resource of highly-reactive sedimentary phosphate rock - a key raw material input for phosphate fertilizers and vital to world food production.  Reactive phosphate rock from Sechura is a natural, slow-release source of phosphorus that can be applied directly to crops.  One of Focus’s objectives is to supply direct application phosphate rock to the agricultural regions of Central and South America and Southeast Asia.

For further information, please visit our web site www.focusventuresltd.com.

ON BEHALF OF THE BOARD

Simon Ridgway, Chief Executive Officer

Symbol: TSXV-FCV

Shares Issued:  234.4-million

For further information, contact:

Gordon Tainton, President

Tel: 604-248-8380;  Fax: 604-682-1514

Email: info@focusventuresltd.com

Website: www.focusventuresltd.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Bayovar 12 Project.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors relate to, among other things, whether the Bayovar 12 Project will commence production and the potential results therefrom will be attained; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that production will commence at the Bayovar 12 Project and the potential returns therefrom will be attained as anticipated; that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, investors should not place undue reliance on forward-looking statements.